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                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549
                                SCHEDULE 13E-4

                         Issuer Tender Offer Statement
                     (PURSUANT TO SECTION 13(E)(1) OF THE
                       SECURITIES EXCHANGE ACT OF 1934)

                           MATEWAN BANCSHARES, INC.
                               (Name of Issuer)

                           MATEWAN BANCSHARES, INC.
                     (Name of Person(s) Filing Statement)

    CONVERTIBLE PREFERRED STOCK, SERIES A, 7.5%, PAR VALUE $1.00 PER SHARE
                        (Title of Class of Securities)

                                  576703 20 1
                     (CUSIP Number of Class of Securities)

                                 DAN R. MOORE
         CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           MATEWAN BANCSHARES, INC.
                              POST OFFICE BOX 100
                        SECOND AVENUE AND VINSON STREET
                        WILLIAMSON, WEST VIRGINIA 25661
                                (304) 235-1544
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                With a copy to:

   CHARLES D. DUNBAR, ESQ. ELIZABETH OSENTON LORD, ESQ. JACKSON & KELLY 1600 LAIDLEY TOWER P. O. BOX 553 CHARLESTON, WEST VIRGINIA 25322 (304) 340-1000

                                April 30, 1997
    (Date Tender Offer First Published, Sent or Given to Security Holders)

                          CALCULATION OF FILING FEE:

Transaction Valuation*:  $3,034,250           Amount of Filing Fee:   $606.85

* Based upon the purchase of 114,500 Shares (the maximum number of Shares offered) to be purchased at $26.50 per Share (the maximum per Share purchase price which may be selected by the Company pursuant to the tender offer).

ITEM 1. SECURITY AND ISSUER

  (a)

      Name:                                       Matewan BancShares, Inc.
      Address of Principal Executive Office:      Second Avenue and Vinson
                                                  Street,Williamson, West
                                                  Virginia 25661

  (b) Title of Securities Being Sought      Amount Outstanding on April 30, 1997
      --------------------------------      ------------------------------------
      Convertible Preferred Stock,                     799,500 Shares
      Series A, 7.5%, Par Value $1.00
      Per Share ("the Shares")

      Information with respect to the exact amount of securities being sought and the consideration being offered therefor is incorporated by reference from "Number of Shares; Proration" on Pages 1-4 in the Offer to Purchase dated April 30, 1997 (the "Offer to Purchase"), filed as Exhibit (a)(i) hereto. The officers, directors and affiliates of the Issuer have advised the Issuer that they do not intend to tender any Shares pursuant to the Offer.

  (c) Information with respect to the principal market for and price range of the Shares is incorporated by reference from "Price Range of Shares; Dividends" on Pages 8-9 in the Offer to Purchase.

  (d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  (a) Information with respect to source and amount of funds to be used for the purchase of Shares is incorporated by reference from "Source and Amount of Funds" on Page 11 in the Offer to Purchase.

  (b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

  Information with respect to the purpose of the tender offer and planned disposition of the securities, and possible results of the tender offer is incorporated by reference to "Background and Purpose of the Offer; Certain Effects of the Offer" and "Interest of Directors and Officers; Transactions and Arrangements Concerning the Shares" on Pages 9-11 and 14, respectively, in the Offer to Purchase. Other than as indicated, there are no current plans or proposals that relate to or would result in:

  (a) The acquisition by any person, other than the Issuer, of additional securities of the Issuer, or the disposition of any such securities by any such person;

  (b) Any extraordinary corporate transaction involving the Issuer or any of its subsidiaries;

  (c) Any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

  (d) Any change in the present board of directors or management of the Issuer;

  (e) Any material change in the present dividend rate or policy, or indebtedness or capitalization of the Issuer;

  (f) Any other material change in the Issuer's corporate structure or business;

  (g) Any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;


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  (h) The delisting of any class of equity security of the Issuer from any national securities exchange, or the cessation of quotations of any such class of securities in any inter-dealer quotation system;

  (i) Any class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

  (j) The suspension of the Issuer's obligation to file reports pursuant to
      Section 15(d) of the Securities Exchange Act of 1934, as amended.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER

  Neither the Issuer nor any of its subsidiaries, nor to the knowledge of the Issuer, any of its officers or directors or any associate of any of the foregoing has engaged in any transactions involving the Shares during the 40 business days prior to the date hereof.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES

  Neither the Issuer nor, to the knowledge of the Issuer, any of its officers, directors or affiliates is a party to any contract, arrangement, understanding or relationship relating directly or indirectly to the Offer and the securities of the Issuer.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  Information with respect to persons employed, retained or to be compensated by the Issuer to make solicitations or recommendations in connection with the tender offer is incorporated herein by reference to "Fees and Expenses" on Pages 17-18 in the Offer to Purchase.

ITEM 7. FINANCIAL INFORMATION

(a)(1)-(4) Incorporated by reference: Pages 12 and 32 to 49 of the Issuer's
           1996 Annual Report to Shareholders, filed as Exhibit 13.1 to the Issuer's Form 10-K for the fiscal year ended December 31, 1996, and "Certain Information Concerning the Company" on Pages 11 and 12 in the Offer to Purchase.

(b)(1)-(3) Incorporated by reference to "Certain Information About the
           Company" on Page 13 in the Offer to Purchase, which is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION

  (a) Neither the Issuer nor, to the Issuer's knowledge, any of its officers or directors is a party to any material contract, arrangement, understanding or relationship between them and the Issuer which are material to a decision by a shareholder whether to tender or hold Shares in the tender offer.

  (b) There are no applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with the tender offer.

  (c) Not applicable.

  (d) There are no material pending legal proceedings relating to the tender offer.

  (e) Not applicable.


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ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

  The following Exhibits are filed herewith or incorporated by reference herein to documents previously electronically filed.

  (a)(i)    Offer to Purchase dated April 30, 1997;

     (ii)   Press Release dated April 30, 1997;

     (iii) Letter dated April 30, 1997, from Dan R. Moore, Chairman of the Board, President and Chief Executive Officer of the Issuer, to the shareholders of the Issuer;

     (iv) Letter dated April 30, 1997, from Wheat First Butcher Singer (Dealer Manager) to brokers, dealers, commercial banks and trust companies and other nominees;

     (v)    Internal Memorandum of Matewan dated April 30, 1997;

     (vi)   Questions and Answers about the Offer dated April 30, 1997;

     (vii)  Form of Letter to Clients;

     (viii) Letter of Transmittal;

     (ix)   Notice of Guaranteed Delivery;

     (x) Form of Advertisement to be published in the WALL STREET JOURNAL on May 1, 1997.

  (b) Not applicable.

  (c) Not applicable.

  (d) Not applicable.

  (e) Not applicable.

  (f) Not applicable.

  (g) Pages 12 and 32 to 49 of the Issuer's 1996 Annual Report to
      Shareholders, filed as Exhibit 13.1 of the Form 10-K for the fiscal year ended December 31, 1996, which is incorporated herein by reference.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Matewan BancShares, Inc.

                                          By: /s/ Dan R. Moore
                                             -------------------------

                                             Dan R. Moore

                                             Chairman of the Board, President

                                             and Chief Executive Officer

Dated: April 30, 1997

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                                 EXHIBIT INDEX

 DESCRIPTION                               EXHIBIT
 -----------                               -------
 99(a)(i)    Offer to Purchase dated April 30, 1997.
 99(a)(ii)   Press Release dated April 30, 1997.
 99(a)(iii)  Letter to the shareholders of the Issuer dated April 30, 1997, from Dan R. Moore, Chairman of the Board, President and Chief
             Executive Officer of the Issuer.
 99(a)(iv)   Letter dated April 30, 1997, from Wheat First Butcher Singer
             (Dealer Manager) to brokers, dealers, commercial banks and trust companies and other nominees.
 99(a)(v)    Internal Memorandum of Matewan dated April 30, 1997.
 99(a)(vi)   Questions and Answers about the Offer dated April 30, 1997.
 99(a)(vii)  Form of Letter to Clients.
 99(a)(viii) Letter of Transmittal.
 99(a)(ix)   Notice of Guaranteed Delivery.
 99(a)(x)    Form of Advertisement to be published in the WALL STREET JOURNAL on May 1, 1997.
 99(g)       Pages 12 and 32 to 49 of the Issuer's 1996 Annual Report to
             Shareholders, filed as Exhibits 13.1 of the Issuer's Form 10-K for the fiscal year ended December 31, 1996, which is incorporated herein by reference.